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                                               Filed by USA Networks, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               Under the Securities Act of 1933
                                               Subject Company: Expedia, Inc.
                                               Commission File No. 000-27429



                             [USA NETWORKS INC LOGO]


                USA NETWORKS, INC. TO BE RENAMED USA INTERACTIVE

$4.3 BILLION IN PRO FORMA REVENUE AND $620 MILLION IN PRO FORMA EBITDA BUDGETED
                       FOR 2002 FOR OPERATING BUSINESSES

NEW YORK, NY, -- DECEMBER 17, 2001 -- As a result of the pending contribution of its Entertainment Group to a joint venture with Vivendi Universal, USA Networks, Inc. (NASDAQ:USAI) announced today that the Company will be renamed USA Interactive, a leader in integrated interactivity. The Company's internet commerce group - which includes HSN.com, ticketmaster.com, Match.com, Hotel Reservations Network, and Expedia (pending) - are second only to eBay in terms of profitability. Additionally, the Company's flagship properties are all in the number one or number two positions in their respective categories of ticketing, online dating, online travel and electronic retailing. These categories represent approximately 50% of the total $52 billion interactive commerce market.

The Company expects that the focus on integrated interactivity afforded by today's announcement will expedite its march, both through internal growth and through acquisition, from enabling 9% of all interactive commerce to 20% over the next few years. This would make USA Interactive a clear leader in interactive commerce and the only company focused on integrating interactive assets across multiple lines of business. Additionally, Vivendi will no longer have veto rights with respect to transactions valued in excess of 10% of USA's market capitalization. As a result, USA will have corporate autonomy.

Barry Diller, Chairman and CEO of USA Networks, Inc. said:

"Here's what this transaction achieves for USAI shareholders:

1. The establishment of USA Interactive, a company with $4.3 billion in sales and $620 million in EBITDA budgeted for operating businesses in 2002, truly scale operations in multiple forms of electronic commerce and cash on hand at closing of almost $3 billion.

2. A completely independent USA Interactive, which while having Board representation from Liberty and Vivendi Universal, will have a Chief Executive with voting control and no material veto rights from other parties.

3. A fair and full price for its Entertainment assets with a small but significant carried interest in their future growth...and with the recognition that their growth must be combined with other entertainment assets in order to even get to the starting line of competition.

SEE IMPORTANT NOTES AT END OF RELEASE.

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When Jean-Marie Messier and I started to discuss the possibilities between
Vivendi Universal and USA, we were mindful of two tasks - that the solution had to be fair and balanced for both. Easily said, but incredibly difficult to achieve given the multiple conflicts that existed. We have constructed a transaction that while complex, has at its essence the realization of those goals.

In addition to my role as the Chairman and CEO of USA Interactive, I have agreed to serve as the Chairman and CEO of the newly constituted joint venture, Vivendi Universal Entertainment. I recognize the drama and attention inherent in this new responsibility, and I want it all to be as clear as I can make it:

I will serve at the pleasure of both Mr. Messier and myself. I will have no employment contract. I will be paid no salary. For those who ask why I would do this, here are the answers:

1. I have over the course of the last year gained enormous respect for what Jean-Marie Messier is trying to accomplish in building a first tier media and entertainment Company. The USA Entertainment Group joined with the worldwide entertainment assets of Vivendi have the ability to further their goals of becoming fully competitive in this fast moving media consolidation. I would enjoy, mark that again, enjoy - helping Mr. Messier and his colleagues achieve that - in whatever ways my experience can contribute. The executives of Universal, and in particular, Ron Meyer and Stacey Snider are first rate, doing first rate jobs and while I'm sure I'll have opinions I intend to join their fine culture rather than imposing my own.

2. USA Interactive has a minority, but significant stake, in the joint venture, which accretes in value.

3. I personally have a minority stake in the joint venture, which also can accrete in value.

4. To those who ask why I would 'do this' after all I've said about corporate life, let me, at the risk of boring everyone overly on the subject, set out here what it is I did say almost exactly ten years ago when I left Fox:

         2/24/92

         I'VE ESSENTIALLY BEEN AN EMPLOYEE MY ENTIRE BUSINESS CAREER. I DON'T WANT TO DENIGRATE THAT - FAR FROM IT. SINCE THE BEGINNING I HAVE HAD GENUINELY AMAZING OPPORTUNITIES, GREAT GOOD LUCK AND REAL SATISFACTION BEING JUST THAT. BUT, I HAVE ALSO YEARNED TO HAVE MY OWN COMPANY IN WHATEVER SHAPE OR SIZE I AM COMFORTABLE OR CAPABLE OF CREATING OR ACQUIRING.

I believe I have achieved the goals I set out then and I will continue to 'have my own company' at USAI for as far into the future as I can see. Far too much has been made of this issue about going to work for someone, etc...far too much on the issue of how I will

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divide my time. I will take leadership in Vivendi Universal Entertainment happily under the direction of Jean-Marie Messier confident that I can bear those responsibilities without any of these issues becoming a problem for any of my colleagues at either company, or for the shareholders of USAI.

A great deal of my energy will, of course, remain inside USA Interactive. The great good luck of being able to have a Company in all these interactive areas, so well funded, so strong and independent, at just the time of so much opportunity - gives us a great chance to dominate a business sector that will undoubtedly become one of the most important in the world.

One final point I would like to address. Much has been written about Edgar Bronfman and the transaction with USA some four years ago. Almost all of it is hogwash. What Mr. Bronfman did was to sell his television assets to HSN, Inc. for what then was a full and fair price with the hope, clearly stated at the time, that they would grow in value better than they could inside Seagram... and, with absolute certainty, be repatriated back to the Company. And, since Seagram would own more than 40% of the upside, whatever price would eventually be paid for the assets would be balanced by the gain in the securities they held. He believed with all his ambitions for Seagrams directed at the movie and music businesses, that putting these assets in our hands was their best prospect for growth. What neither of us knew at the time was that the consolidation in the media business would put special pressures on the convergence of these assets...but his vision, and yes, he had incredible vision, has turned out spot on: he took a liquor business with an investment in a chemical company and turned it into a true force, with leadership in music and movies in just a handful of years and then, in a sacrifice to his own personal position, merged it with Vivendi because he felt it was in the best interest of his shareholders. Instead of the easy shot and mostly mindless criticisms, it would be minimally fair to look at the record of his accomplishments...

As to the future, I believe what we have all accomplished in being able to make this announcement today is the best testament of its future workability...and eventual success, for both Vivendi Universal and USAI."

TODAY'S TRANSACTION


ADDITIONAL INFORMATION ABOUT THE TRANSACTION CAN BE FOUND ON USA'S WEB SITE AT WWW.USANETWORKS.COM.

DEAL SUMMARY

The transaction, with all its inherent complexity, is really quite simple:

1. USA and Vivendi will form a joint venture, which will own all USA's entertainment assets and all Universal Studios' assets; Vivendi Universal will own 93% of the joint

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venture, with USA owning 5.4%. Barry Diller will also have an interest in the joint venture;

2. In effect, USA will retire 377.5 million shares, or approximately 47% of USA's outstanding shares. Therefore, USA will have 427.1 million shares outstanding on a fully diluted treasury method basis;

3. USA will receive $1.62 billion in cash and $750 million full value preferred interest;

4. USA will also own 5.4% of the joint venture, which USA values at approximately $1 billion;

5. Vivendi will, on an economic basis, in effect no longer be a USA shareholder (because the 56 million shares that they retain is committed to back a portion of the preferred interest that USA will receive), except that Vivendi will receive warrants to purchase 60 million shares of USA's Common Stock, and it will retain the upside on the 56.6 million shares at prices above $41 per share;

6. If USA's shares trade at $40 per share, there will be approximately 3% dilution relating to Vivendi's upside interests; at $75 per share, the dilution is approximately 12%. This dilution is relatively modest because USA outstanding stock base is relatively small;

7. If one assumes that USA has repurchased its own stock for $22 per share (a relatively cheap price, in the context of this deal), the consideration received by USA in the transaction is approximately $11.7 billion.

DETAILED DEAL DESCRIPTION

Through a series of transactions between Vivendi and USA Networks, and the related transactions between Vivendi and Liberty Media, the following will occur:

o USA will contribute to a newly-formed joint venture with Vivendi the business of USA Entertainment, including the businesses acquired from Universal in 1998. Vivendi will contribute the business of Universal Studios Group.

o    As a member of the joint venture, USA will receive various interests:

          -- $1.62 billion cash distribution, subject to tax-deferred treatment -- $2.5 billion face amount in two classes of preferred partnership interests:
                    - $750 million in Class A preferred interests, with a 5% PIK annual dividend, 20-year term, to be settled in cash
                    - $1.750 billion in Class B preferred interests, with a 3.6% cash annual dividend and a 1.4% PIK annual dividend, 20-year term, subject thereafter to a put/call arrangement with Vivendi that can be settled with a maximum of 56.6 million USA shares

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          -- A 5.4% common interest in the joint venture, with a current notional value of $1 billion, callable by Vivendi after 5 years and puttable by USA after 8 years, which may be settled in either Vivendi stock or cash, at Vivendi's election.

o USA will issue to Vivendi 10-year warrants to acquire shares of USA common stock, 24.2 million shares at $27.50; 24.2 million shares at $32.50 and
     12.1 million shares at $37.50

o Mr. Diller will receive a 1.5% common participation interest in the joint venture in connection with his agreeing to certain non-competition provisions and agreeing to serve as the Chairman and CEO of the joint venture.

o In connection with the transactions, USA will effectively retire 377.5 million USA common shares or common equivalents (including the 56.6 million shares referred to above), including all of the exchangeable interests of USANi LLC currently owned by Vivendi and Liberty

o USA and Mr. Diller have agreed that for a minimum of 18 months, they will not compete with Vivendi Universal's television and filmed entertainment businesses.

USA GOVERNANCE
The governance and shareholder arrangements among Mr. Diller, Vivendi and Liberty have been substantially revised, with Mr. Diller having the ability to exercise voting control over essentially all matters submitted to USA's shareholders. Mr. Diller will continue to have a proxy with respect to all shares of USA common and Class B stock owned by Vivendi and Liberty, which voting power (together with shares owned by Mr. Diller) will represent approximately 69% of the USA voting stock, after giving effect to the pending transaction with Expedia. Vivendi and Liberty will each have the right to appoint two members of the USA board.

SPECIAL COMMITTEE/APPROVAL PROCESS
In connection with the transaction, the Board of Directors appointed a special committee of the USA Board to participate in the negotiation of the transaction, evaluate the transaction on behalf of the company and its public stockholders and make a recommendation to the USA Board regarding the transaction. The special committee consisted of the independent directors of USA for these purposes, consisting of William Savoy (who served as Chairman), Paul Allen, General H. Norman Schwarzkopf, and Anne Busquet. The special committee retained Bear, Stearns and Co., Inc. as financial advisors and also retained separate legal counsel.

The special committee of the USA board, after receipt of a fairness opinion of Bear, Stearns & Co., Inc., unanimously approved the transactions, recommended that the USA board approve the transactions, which recommendation the USA board adopted by unanimous vote (other than directors affiliated with Vivendi, who did not participate). The USA board also received a fairness opinion from Allen & Company, which, along

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with JP Morgan Chase, advised USA on the transaction. The transaction is subject to, among other conditions, approval of USA's unaffiliated shareholders. It is expected that a USA shareholder meeting will be held in the second quarter of 2002.


USA INTERACTIVE: THE PROMISE OF INTEGRATED INTERACTIVITY

Integrated interactivity is the marketing of multiple products and services, whether through dynamic packaging, richly merchandised offerings and deals, or upselling of relevant goods and services to customers. User reviews and ratings, directions, and relevant prompts from other USA Interactive companies are among the interrelated offerings that can be pushed to consumers.

The businesses within USA Interactive have at least one very important shared principle, that merchandising creates margins. With over 20 different products, the Company combines the two decades of merchandising experience within HSN with 55 acquisitions of interactive businesses made since 1997. The businesses comprising USA Interactive are as follows:

TICKETMASTER
TICKETMASTER.COM, LIVEDAILY.COM, ADMISSION.COM

Ticketmaster (NASDAQ: TMCS) is the world's leading ticketing and access company. In 2000, Ticketmaster sold 83 million tickets valued at more than 3.2 billion dollars, through approximately 3,300 retail Ticket Center outlets; 20 worldwide telephone call centers; and ticketmaster.com. Ticketmaster serves more than 6,200 clients worldwide and acts as the exclusive ticketing service for hundreds of leading arenas, stadiums, performing arts venues, and theaters. Ticketmaster's new Ticketfast technology, allowing customers to print tickets at home, is currently in 40 venues, including Madison Square Garden and LA's Staple Center, and is targeted to be in 140 major venues by 2002. Ticketmaster was formed through the combination of the operations of Ticketmaster Online-Citysearch and Ticketmaster Corporation in January 2001 and renamed Ticketmaster.

MATCH AND EVITE
MATCH.COM, ALTMATCH.COM, ONEANDONLY.COM, EVITE.COM

Match.com, the Internet's premiere matchmaking service, offers adults a convenient, fun, and private environment for meeting other singles. Match.com estimates it is responsible for arranging relationships for over 520,000 members, and has confirmed more than 1,100 marriages. The integration of the One & Only Network has provided the company with a 170,000-member affiliate program and a low cost customer acquisition tool. In addition, Match.com is the premier provider of online personals and matchmaking services on MSN, the Microsoft Network and America Online.

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Evite is an event communication network designed to give people all the tools they need to plan, host or attend any type of group gathering. Whether it's an activity for five people or five hundred, Evite helps individuals manage event communication and access all the resources necessary for successful activity planning. In April, 1.5 million invitations were sent using Evite. Last month,
5.5 million were sent.

CITYSEARCH
CITYSEARCH.COM

Citysearch is a leading local network enabling people to get the most out of their city. Providing online city guides for 42,000 zip codes in 128 cities worldwide, Citysearch.com helps people find and plan what they want to do and then lets them take action, offering local transactions such as buying event tickets and making hotel and restaurant reservations online. Citysearch currently covers 11 million listings in 230 categories including local events, organizations and businesses.

TICKETWEB, RESERVEAMERICA, TM VISTA, ACTIVE.COM
TICKETWEB.COM, RESERVEAMERICA.COM, MUSEUMTIX.COM, ACTIVE.COM

The Ticketmaster Access Group provides ticketing and access solutions worldwide and is part of Ticketmaster, the world's leading ticketing and access company. The Company estimates the access market is a $80 billion market opportunity. TicketWeb and TM VISTA represent more than 800 top-tier clients and are leading providers of ticketing solutions for small and medium size venues. ReserveAmerica is North America's leading camping reservation and campground management solutions provider representing 150,000 campsites in 44 states, conducting 3 million transactions a year. The Active Network, Inc., represents more than 20,000 events and leagues and is a leading provider of technology and marketing solutions for the participatory sports and recreation industry. TicketWeb, TM VISTA and ReserveAmerica are wholly-owned subsidiaries of Ticketmaster and the Company holds an equity investment in The Active Network, Inc. The combination of these companies comprise Ticketmaster's Access Group.

HSN
HSN.COM, ABCSHOWSTORE.COM, COOLCULTURE2GO.COM, HSE.IT,HSE.DE, HSE.NL, HSE.FR, HSE24.CO.UK, IMPROVEMENTSCATALOG.COM, LIQUIDLASER.TV, SHOPCHANNEL.CO.JP, USOPENSTORE.COM

HSN pioneered the electronic retailing industry in 1977 and has since grown into a global multichannel retailer with worldwide consolidated sales of $1.9 billion in 2000 and a growing customer base of over five million. Its 24-hour programming reaches 160 million households worldwide. The Company holds interests in international shopping channels broadcasting into 14 countries and 8 languages including China, Japan, Germany, Italy, France, Belgium and the Netherlands and also owns and produces Home Shopping Espanol. Last year, HSN received more than 75 million sales and customer service calls and shipped more than 41 million packages around the world.

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HSN.com launched in September 1999 and became profitable within three months by giving consumers an incremental shopping platform to the already-existing TV and direct mail channels. Users can simultaneously shop, chat and interact with their favorite show hosts while watching HSN TV on one of the Internet's fastest growing sites, creating a near-broadband experience. Hsn.com is quickly added to HSN's customer base, as approximately 40% of HSN.com customers have never bought on HSN TV, while customers who buy from both HSN TV and HSN.com buy approximately 20% more than those who buy from HSN TV alone.

EXPEDIA (PENDING)
EXPEDIA.COM, EXPEDIA.CA, EXPEDIA.CO.UK, EXPEDIA.DE, EXPEDIA.IT, EXPEDIA.NL, EXPEDIA.VOYAGES-SNCF.COM, VACATIONSPOT.COM

Expedia, Inc. (Nasdaq: EXPE) operates the Expedia.com(R), an independent leading online travel service in the United States with localized versions for travelers in Canada, Germany, the United Kingdom, France, Italy and the Netherlands. To help customers travel right, Expedia provides the best combination of air, car, hotel, vacation package and cruise offers along with destination information and point-to-point mapping. Of the 50,000 hotels available through Expedia, more than 3000 offer Expedia Special Rates. This extensive merchant inventory, combined with its broad choice and control are the basis for which Expedia has been recognized with several awards and is ranked the seventh largest travel agency in the U.S. according to Travel Weekly Magazine.

HRN
180096HOTEL.COM, HOTELDISCOUNT.COM, CONDOSAVER.COM, ALLLUXURYHOTELS.COM, TRAVELNOW.COM, ACENETHOTELS.COM

Hotel Reservations Network (NASDAQ: ROOM) is the number one consolidator of discount hotel accommodations worldwide, providing service through its own Web sites, more than 23,000 affiliated websites and leading portal partners, and several toll-free call centers (1-800-96HOTEL). HRN provides travelers with a one-stop shopping source for hotel pricing, amenities and availability. HRN also specializes in providing travelers with accommodations for sold-out periods in major cities.

PRECISION RESPONSE CORPORATION
PRCNET.COM

Precision Response Corporation is a proven, experienced and global leader in Customer Relationship Management (CRM) and outsourced customer care. Using the most advanced CRM technologies, PRC provides a fully integrated mix of traditional call center and e commerce customer care services. PRC designed PRC Netpro, a proactive online customer acquisition tool and was the first to provide real-time live customer support over the Internet via the "click-to-talk," "click-to-email," and "click-to-chat" functions. The Company provides its customers, who include American Express, AT&T, British Airways, and DIRECTV, with better pre- and post-sales customer relationships.

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Headquartered in Fort Lauderdale, Florida, PRC currently employs over 12,000 CRM professionals worldwide.

ELECTRONIC COMMERCE SOLUTIONS AND STYLECLICK
MVP.SPORTSLINE.COM, NBA.COM, CBS SPORTSLINE.COM, STORE.NASCAR.COM, PGATOURSTOP.COM, SHOP.NHL.COM, SIGNUP.JEFFGORDON.COM

USA's Electronic Commerce Solutions (ECS) provides commerce and marketing solutions for third party clients. ECS offers clients access to the resources of USA Interactive companies and uses proprietary database direct marketing technology to deliver targeted sales for clients. By delivering the context, distribution verticals, merchandising, database marketing, teleservicing and CRM, ECS creates highly scalable, multi-channel, commerce-driven solutions to expand sales for clients across any industry. With more than 20 years of experience in electronic retailing and media, ECS manages commerce on four of the Internet's top sports sites; NBA.com, CBS SportsLine.com, NASCAR.com and PGATOUR.COM. The Company's database includes 65 million names, 30 million email addresses, sending over 20 million emails a month.

Styleclick, Inc. (NASDAQ: IBUY) provides e-commerce services and technology enabling companies to sell online. Styleclick integrates its online storefront application and merchandising and inventory management technology with detailed reporting systems and back-end fulfillment and customer care to create feature-rich commerce-driven offerings to help clients expand sales to customers across the Web. Styleclick's technology platform has proven scalability and leverages a central CRM-driven database for comprehensive consumer profiling and direct marketing capabilities. Included among Styleclick's roster of clients is an alliance with Electronic Commerce Solutions (ECS) to which Styleclick provides e-commerce enabling technology for select ECS third-party clients.

NOTE: EXCEPT WHERE INDICATED, ALL RELEVANT NUMBERS IN THIS RELEASE ASSUME CLOSING OF THE EXPEDIA TRANSACTION, WHICH IS PENDING.

CERTAIN OF THE URLS LISTED IN THIS PRESS RELEASE ARE OWNED BY PARTNERS OF HSN AND ECS.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE INFORMATION RELATING TO POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF USA AFTER GIVING EFFECT TO THE TRANSACTION DISCUSSED HEREIN. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY ESTIMATES REFLECTING THE BEST JUDGMENT OF THE SENIOR MANAGEMENT OF USA AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SUGGESTED BY THE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD, THEREFORE, BE CONSIDERED IN LIGHT OF VARIOUS IMPORTANT FACTORS, INCLUDING THOSE SET FORTH HEREIN AND IN THE DOCUMENTS USA FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ESTIMATES OR PROJECTIONS CONTAINED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: MATERIAL ADVERSE CHANGES IN ECONOMIC CONDITIONS GENERALLY OR IN THE MARKETS SERVED BY USA, MATERIAL CHANGES IN INFLATION, FUTURE REGULATORY AND LEGISLATIVE ACTIONS AFFECTING USA'S OPERATING AREAS, COMPETITION FROM OTHERS, PRODUCT DEMAND AND MARKET ACCEPTANCE, THE ABILITY TO PROTECT PROPRIETARY INFORMATION AND TECHNOLOGY OR TO OBTAIN NECESSARY LICENSES ON COMMERCIALLY REASONABLE TERMS, THE ABILITY TO EXPAND INTO AND SUCCESSFULLY OPERATE IN FOREIGN MARKETS, AND OBTAINING AND RETAINING SKILLED WORKERS AND KEY EXECUTIVES. THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE"

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AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.
READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. USA DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR ANY OTHER REASON.

USA NETWORKS, INC. ("USA") AND EXPEDIA, INC. ("EXPEDIA") HAVE FILED A JOINT PROSPECTUS/PROXY STATEMENT AND WILL FILE OTHER RELEVANT DOCUMENTS CONCERNING USA'S ACQUISITION OF EXPEDIA WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN SUCH DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. IN ADDITION, SUCH DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING USA NETWORKS, INC., 152 WEST 57TH STREET, NEW YORK, NEW YORK, 10019, ATTENTION:
INVESTOR RELATIONS, OR EXPEDIA, INC., 13810 SE EASTGATE WAY, SUITE 400, BELLEVUE, WA 98005, ATTENTION: INVESTOR RELATIONS.

USA will file a proxy statement and other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations.

USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on
Schedule 14A filed by USA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov.


CONTACTS:     USA COMMUNICATIONS:                  USA INVESTOR RELATIONS:
              Ron Sato/Adrienne Becker             Lauren Rosenfield/Roger Clark

              212-314-7254                         212-314-7400


USA PRESS CONFERENCE:


Immediately following the press conference announcing the joint venture formed by Vivendi Universal and USA Networks, Inc., USA Chairman and CEO Barry Diller will hold a press conference to discuss USA Networks' name change and plans for interactive leadership going forward.

WHERE:  St. Regis Hotel, Versailles Room, 2 East 55th Street, New York

WHEN: 11:30 am EST

AUDIOCAST:  1-888-390-0872 (DOMESTIC)
            (712) 271-0581 (INTERNATIONAL)

                              PASS CODE: USA